SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  May 12, 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F X       Form 40-F
                                  ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CORUS GROUP plc



Date: May 12, 2006                         By     Theresa Robinson
    -------------------                           ----------------
                                           Name:  Mrs Theresa Robinson
                                                  Group Secretariat Co-ordinator

                        BLOCK LISTING SIX MONTHLY RETURN

   INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To:  The FSA

Date:12 May 2006

--------------------------------------

------------------------------------------------------- --------------------------------------------------------
Name of applicant:                                       Corus Group plc
------------------------------------------------------- --------------------------------------------------------
Name of scheme:                                          Executive Share Option Scheme
------------------------------------------- ----------- ---------------------- --------- -----------------------
Period of return:                           From:        1 July 2005            To:       10 May 2006
------------------------------------------- ----------- ---------------------- --------- -----------------------
Balance under scheme from previous return:               10,881,748 ordinary shares of 10p each.
------------------------------------------------------- --------------------------------------------------------
The amount by which the block scheme has been            N/a
increased, if the scheme has been increased since
the date of the last return:
------------------------------------------------------- --------------------------------------------------------
Number of securities issued/allotted under               1,986,281
scheme during period:
------------------------------------------------------- --------------------------------------------------------
Balance under scheme not yet issued/allotted at          8,895,467
end of period
------------------------------------------------------- --------------------------------------------------------
Number and class of securities originally listed         4,462,870 ordinary shares of 10p each listed on 8
and the date of admission                                December 2003 and 10,000,000 ordinary shares
                                                         of 10p each 22 March 2005.
------------------------------------------------------- --------------------------------------------------------
Total number of securities in issue at the end of        4,456,734,925 ordinary shares of 10p each.
the period
------------------------------------------------------- --------------------------------------------------------

------------------------------------------------------- --------------------------------------------------------
Name of contact:                                         Andrew Naughton-Doe
------------------------------------------------------- --------------------------------------------------------
Address of contact:                                      Corus Group plc, 30 Millbank, London. SW1P 4WY
------------------------------------------------------- --------------------------------------------------------
Telephone number of contact:                             020 7717 4525
------------------------------------------------------- --------------------------------------------------------


SIGNED BY  A L Scandrett
          ----------------------------------------------
suitably experienced employee
for and on behalf of

Corus Group plc
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                        BLOCK LISTING SIX MONTHLY RETURN

   INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To:  The FSA

Date:.12 May 2006

--------------------------------------

------------------------------------------------------- --------------------------------------------------------
Name of applicant:                                       Corus Group plc
------------------------------------------------------- --------------------------------------------------------
Name of scheme:                                          Corus Sharesave Scheme
------------------------------------------- ----------- ---------------------- --------- -----------------------
Period of return:                           From:        1 July 2005           To:       10 May 2006
------------------------------------------- ----------- ---------------------- --------- -----------------------
Balance under scheme from previous return:               1,707,422 ordinary shares of 10p each.
------------------------------------------------------- --------------------------------------------------------
The amount by which the block scheme has been            N/a
increased, if the scheme has been increased since
the date of the last return:
------------------------------------------------------- --------------------------------------------------------
Number of securities issued/allotted under               346,397 ordinary shares of 10p each.
scheme during period:
------------------------------------------------------- --------------------------------------------------------
Balance under scheme not yet issued/allotted at          1,361,025 ordinary shares of 10p each.
end of period
------------------------------------------------------- --------------------------------------------------------
Number and class of securities originally listed         3,065,414 ordinary shares of 10p each listed on 8
and the date of admission                                December 2003.
------------------------------------------------------- --------------------------------------------------------
Total number of securities in issue at the end of        4,456,734,925 ordinary shares of 10p each.
the period
------------------------------------------------------- --------------------------------------------------------

------------------------------------------------------- --------------------------------------------------------
Name of contact:                                         Andrew Naughton-Doe
------------------------------------------------------- --------------------------------------------------------
Address of contact:                                      Corus Group plc, 30 Millbank, London. SW1P 4WY
------------------------------------------------------- --------------------------------------------------------
Telephone number of contact:                             020 7717 4525
------------------------------------------------------- --------------------------------------------------------


SIGNED BY  A L Scandrett
          ----------------------------------------------
suitably experienced employee
for and on behalf of

Corus Group plc
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                        BLOCK LISTING SIX MONTHLY RETURN

   INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To:  The FSA

Date:.12 May 2006

--------------------------------------

------------------------------------------------------- ----------------------------------------------------------
Name of applicant:                                       Corus Group plc
------------------------------------------------------- ----------------------------------------------------------
Name of scheme:                                          Merger of British Steel plc and Koninklijke Hoogovens NV
------------------------------------------- ----------- ---------------------- --------- -------------------------
Period of return:                           From:        1 July 2005            To:       10 May 2006
------------------------------------------- ----------- ---------------------- --------- -------------------------
Balance under scheme from previous return:               99,552,458 ordinary shares of 10p each
------------------------------------------------------- ----------------------------------------------------------
The amount by which the block scheme has been            N/a
increased, if the scheme has been increased since
the date of the last return:
------------------------------------------------------- ----------------------------------------------------------
Number of securities issued/allotted under               Nil
scheme during period:
------------------------------------------------------- ----------------------------------------------------------
Balance under scheme not yet issued/allotted at          Nil
end of period
------------------------------------------------------- ----------------------------------------------------------
Number and class of securities originally listed         99,552,458 ordinary shares of 10p each listed on 8
and the date of admission                                December 2003.
------------------------------------------------------- ----------------------------------------------------------
Total number of securities in issue at the end of        4,456,734,925 ordinary shares of 10p each.
the period
------------------------------------------------------- ----------------------------------------------------------

------------------------------------------------------- ----------------------------------------------------------
Name of contact:                                         Andrew Naughton-Doe
------------------------------------------------------- ----------------------------------------------------------
Address of contact:                                      Corus Group plc, 30 Millbank, London. SW1P 4WY
------------------------------------------------------- ----------------------------------------------------------
Telephone number of contact:                             020 7717 4525
------------------------------------------------------- ----------------------------------------------------------


SIGNED BY  A L Scandrett
          ----------------------------------------------
suitably experienced employee
for and on behalf of

Corus Group plc
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                        BLOCK LISTING SIX MONTHLY RETURN

   INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To:  The FSA

Date:.12 May 2006

--------------------------------------

------------------------------------------------------- -----------------------------------------------------------
Name of applicant:                                       Corus Group plc
------------------------------------------------------- -----------------------------------------------------------
Name of scheme:                                          Corus Employee Share Ownership Plan
------------------------------------------- ----------- ---------------------- --------- --------------------------
Period of return:                           From:        1 July 2005            To:       10 May 2006
------------------------------------------- ----------- ---------------------- --------- --------------------------
Balance under scheme from previous return:               3,730,545 ordinary shares of 10p each.
------------------------------------------------------- -----------------------------------------------------------
The amount by which the block scheme has been            15,000,000 ordinary shares of 10p each.
increased, if the scheme has been increased since
the date of the last return:
------------------------------------------------------- -----------------------------------------------------------
Number of securities issued/allotted under               3,720,784 ordinary shares of 10p each.
scheme during period:
------------------------------------------------------- -----------------------------------------------------------
Balance under scheme not yet issued/allotted at          15,009,761 ordinary shares of 10p each.
end of period
------------------------------------------------------- -----------------------------------------------------------
Number and class of securities originally listed         4,441,673 ordinary shares of 10p each listed on 8
and the date of admission                                December 2003, 5,000,000 ordinary shares of 10p each
                                                         listed on 22 March 2005 and 15,000,000 ordinary shares of
                                                         10p each listed on 10 April 2006.
------------------------------------------------------- -----------------------------------------------------------
Total number of securities in issue at the end of        4,456,734,925 ordinary shares of 10p each.
the period
------------------------------------------------------- -----------------------------------------------------------

------------------------------------------------------- -----------------------------------------------------------
Name of contact:                                         Andrew Naughton-Doe
------------------------------------------------------- -----------------------------------------------------------
Address of contact:                                      Corus Group plc, 30 Millbank, London. SW1P 4WY
------------------------------------------------------- -----------------------------------------------------------
Telephone number of contact:                             020 7717 4525
------------------------------------------------------- -----------------------------------------------------------


SIGNED BY  A L Scandrett
          ----------------------------------------------
suitably experienced employee
for and on behalf of

Corus Group plc
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                        BLOCK LISTING SIX MONTHLY RETURN

   INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To:  The FSA

Date:.12 May 2006

--------------------------------------

------------------------------------------------------- --------------------------------------------------------
Name of applicant:                                       Corus Group plc
------------------------------------------------------- --------------------------------------------------------
Name of scheme:                                          Leveraged Equity Acquisition Plan
------------------------------------------- ----------- ---------------------- --------- -----------------------
Period of return:                           From:        1 July 2005            To:       10 May 2006
------------------------------------------- ----------- ---------------------- --------- -----------------------
Balance under scheme from previous return:               23,731,223 ordinary shares of 10p each.
------------------------------------------------------- --------------------------------------------------------
The amount by which the block scheme has been            N/a
increased, if the scheme has been increased since
the date of the last return:
------------------------------------------------------- --------------------------------------------------------
Number of securities issued/allotted under               4,003,396 ordinary shares of 10p each.
scheme during period:
------------------------------------------------------- --------------------------------------------------------
Balance under scheme not yet issued/allotted at          19,727,827 ordinary shares of 10p each.
end of period
------------------------------------------------------- --------------------------------------------------------
Number and class of securities originally listed         25,000,000 ordinary shares of 10p each.
and the date of admission
------------------------------------------------------- --------------------------------------------------------
Total number of securities in issue at the end of        4,456,734,925 ordinary shares of 10p each.
the period
------------------------------------------------------- --------------------------------------------------------

------------------------------------------------------- --------------------------------------------------------
Name of contact:                                         Andrew Naughton-Doe
------------------------------------------------------- --------------------------------------------------------
Address of contact:                                      Corus Group plc, 30 Millbank, London. SW1P 4WY
------------------------------------------------------- --------------------------------------------------------
Telephone number of contact:                             020 7717 4525
------------------------------------------------------- --------------------------------------------------------


SIGNED BY  A L Scandrett
          ----------------------------------------------
suitably experienced employee
for and on behalf of

Corus Group plc
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.